Exhibit 4.4

Translation for information purpose only

CREDIT AGRICOLE INDOSUEZ

Financing Projects Department

Financing Management

EURO DISNEY SCA

BP 100
77777 MARNE LA VALLEE CEDEX 4

For the attention of Mr NAIM and Mr LE BOURHIS

October 17, 2002

Re : Euro Disney

Common Agreement of August 10, 1994

Derogations relating to Financial Covenants

Dear Sirs,

As Phase IA Partners’Agent and Phase IB Banks and Lenders’Agent, we are pleased to inform you that in compliance with the provisions of Article 3.2. of the Common Agreement, the Second Voting College (Phase IA Partners) and the Third Voting College (Phase IB Banks and Lenders), have decided in accordance with the conditions stipulated in Article 3.1.1. of the Common Agreement to approve your Derogation Authorisation requested in your letter dated September 30, 2002.

Yours faithfully,

Alexandra BOLESLAWSKI	Samy ZOUAOUI

Copy :  BNP Paribas (M. Aubert/S. Mattenet)

 Caisse des Dépôts et Consignations (C. Le Corre/C. Tanguy)

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